812 SAN ANTONIO STREET SUITE 600 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX 512 • 583 • 5940
GEOFFREY S. KAY DIRECT DIAL: 512.583.5909 EMAIL: gkay@fkhpartners.com

March 6, 2018

Via Federal Express and EDGAR
Mr. Christopher Dunham
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    Origin Bancorp, Inc.
Draft Registration Statement on Form S-1
Submitted March 6, 2018
CIK No. 0001516912

Dear Mr. Dunham:

On behalf of our client, Origin Bancorp, Inc. (the “Company”), please find enclosed a copy of the above referenced draft Registration Statement on Form S-1 (the “Revised DRS”), as submitted to the Securities and Exchange Commission’s (the “Commission”) EDGAR system, marked to show changes from the initial draft of the Registration Statement confidentially submitted to the Commission on January 26, 2018.
The changes reflected in the Revised DRS include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 22, 2018 (the “Comment Letter”). The Revised DRS also includes updated financial information as of and for the year ended December 31, 2017 and other changes that are intended to update and clarify certain information.
The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses of the Company follow each reproduced comment.
General
1.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with any written communications presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (“Securities

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Act”). The Company confirms to the Staff that no such materials have been presented or distributed to date.
Prospectus Summary, page 1

2.     We note that your Summary includes a discussion of your competitive strengths and banking strategy. Please balance this disclosure by including a brief summary of the most significant risks that your business faces in this section of your prospectus.
The Revised DRS includes a discussion of the Company’s most significant risks within the prospectus summary on page 9.
Selected Historical Consolidated Financial Data, page 11

3.     You disclose a non-GAAP financial measure described as “Pre-tax pre-provision income.” Please tell us why the provision for loan losses is not a part of your core operations. Please refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance and Item 10(e)(ii)(B) of Regulation S-K. Please make conforming changes to your disclosure on page 75.
The Revised DRS deletes all references to pre-tax pre-provision income.
Risk Factors

Risks Related to Our Business

Material weakness in our financial reporting or internal controls could result in a material misstatement in our financial statements and negatively affect investor confidence, page 26

4.     Please revise to disclose in more specific detail the material weaknesses relating to the allowance for loan losses and the provision for income taxes. Please disclose any adjustments made as well as the remedial measures taken to address these material weaknesses.
The risk factor relating to the previously identified material weaknesses has been revised to provide additional disclosure regarding the nature of, and the remedial measures taken to address, the material weaknesses and to update the status of the material weaknesses as of December 31, 2017. Please see page 27 of the Revised DRS.

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March 6, 2018

Cautionary Note Regarding Forward-Looking Statements, page 41

5.     Please either delete your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act or disclose that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the statements made in connection with this offering. Please refer to Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 for guidance.
The Revised DRS deletes references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Please see page 43 of the Revised DRS.
Use of Proceeds, page 43

6.     We note your disclosure on page 121 that the redemption of your SBLF preferred stock is subject to the prior approval of the Federal Reserve. Please disclose the status of this approval and, if material, your intended uses of proceeds if approval cannot be obtained in a timely fashion or at all.
The Company has submitted a request to the Federal Reserve Bank of Dallas for its prior approval to redeem its outstanding SBLF preferred stock, and the Company expects to receive the approval of the Federal Reserve prior to the effectiveness of the registration statement. In the event that Federal Reserve approval is not received prior to the effectiveness of the registration statement, the Company will revise its disclosure to reflect its intent to utilize all net proceeds of the offering for general corporate purposes, which may include the support of our balance sheet growth, the acquisition of other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and the maintenance of capital and liquidity ratios, and the ratios of Origin Bank, at acceptable levels.
Dilution, page 47

7.     Please revise the table on page 48 to disclose the effective cash costs of your common stock for officers, directors, promoters and affiliated persons, acquired in transactions during the past five years or for which they have the right to acquire, if materially different from the effective cash costs of your existing shareholders as of December 31, 2016. Please refer to Item 506 of Regulation S-K, for guidance.
In each prior offering of the Company’s common stock, all officers, directors, promoters and affiliated persons participating in such offering paid the same price as all other participants in the same offering. The introductory paragraph to the applicable table within the Dilution section of the Revised DRS has been revised to reflect this disclosure. Please see page 52 of the Revised DRS.

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8.     Please update to disclose information for your last completed fiscal year. Please refer to Item 402(m) of Regulation S-K.
The disclosure in the “Executive Compensation” section in the Revised DRS has been updated to reflect compensation information for the year ended December 31, 2017. Please see page 116 of the Revised DRS.
Principal Shareholders, page 112

9.     Please revise footnote (1) to disclose the number of shares of common stock underlying your Series D preferred stock that will be convertible within 60 days of completion of the offering. Please refer to Instruction 1 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1) for guidance.
The Revised DRS includes a disclosure with respect to the number of shares of common stock underlying its Series D preferred stock that will become convertible within 60 days of completion of the offering. The beneficial ownership information with respect to the Pine Brook affiliates included in the preliminary prospectus will include the number of shares of Series D preferred stock that will become convertible within 60 days of completion of the offering.
Certain Relationships and Related Party Transactions

Agreements with Certain Institutional Investors

Non-Dilution Rights, page 115

10.     Please disclose whether Pine Brook affiliates, Castle Creek or Banc Fund affiliates intend to exercise their rights to purchase a pro rata share of securities issued in your initial public offering, the timing for this decision and the manner in which such shares would be issued.
The Revised DRS discloses that the Pine Brook affiliates and Castle Creek have indicated that they do not intend to exercise their non-dilution rights in connection with the initial public offering. The Banc Fund affiliates have indicated that they may exercise their non-dilution rights in whole or in part in connection with the initial public offering.
Notes to Consolidated Financial Statements

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Note 10 - Income Taxes, page F-29

11.     Please tell us the reasons for the change in the method of tax accounting for originated mortgage servicing rights, IRC section 475 securities, deferred rent and tenant improvement allowances for certain leases and how these changes resulted in the generation of operating losses and credit carryforwards for the 2016 tax year.
As discussed in the response to question 4 above, in connection with the preparation and audit of the Company’s consolidated financial statements for the year ended December 31, 2016, the Company identified a material weakness in its internal control over financial reporting relating to the determination of its provision for income taxes. As part of the Company’s remediation to address this material weakness, the Company engaged a third party to review all cumulative deferred tax items and income tax payables on a liability approach and to review all tax methods. That review identified the use of inappropriate tax methods for originated mortgage servicing rights, IRC section 475 securities, deferred rent and tenant improvement allowances for which the Company filed method changes with the Internal Revenue Service. The financial accounting treatment of each of these items was not impacted for prior periods.
The following discusses the original and revised methods and the Company’s determination that the method change resulted in the generation of operating losses and credit carryforwards for the 2016 tax year.
Mortgage servicing rights - The Company changed its method of accounting for originated mortgage servicing rights on loans sold with servicing retained. Under the original method of accounting, the Company treated its mortgage servicing rights related to loans that were purchased and then later sold with servicing retained as purchased mortgage servicing rights. After a loan was sold, servicing retained, and control of the loan was surrendered, the mortgage servicing right was capitalized at fair value. When the mortgage servicing right was initially capitalized, an asset was recorded to the balance sheet and income was recorded through the statement of operations for the full fair value of the asset. The Company included this into taxable income and amortized those rights in accordance with Section 167(f)(3) of the Internal Revenue Code over 108 months. Under the new method of accounting, the Company treats its mortgage servicing rights related to loans that were purchased and then later sold with servicing retained as normal mortgage servicing rights, thus having no tax basis and no amortization of the right. The income received for the services performed that represents reasonable compensation will continue to be included in taxable income under the accrual method.
IRC section 475 securities - The Company changed its method of accounting for securities under Section 475 of the Internal Revenue Code. Under the original method of accounting, the Company generally valued its securities using the cost method and recognized gain or loss when the securities were sold or matured. Under the new method of accounting, the Company values the securities using the mark-to-market method under Section 475 of the

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Internal Revenue Code. The Company is a dealer in securities under Section 475(c)(1) of the Internal Revenue Code. Accordingly, the Company will mark its securities to market as of the close of the tax year, taking into account the gain or loss for that year, generally as ordinary gain or loss. Mark-to-market adjustments only apply to securities which the Company has not identified as meeting one of the exceptions under Section 475(b) of the Internal Revenue Code.
Deferred rent - The Company changed its method of accounting for its rental payments made under Section 467 rental agreements with respect to its leased properties (referred to as “lease agreements”). The lease agreements require rent expenses greater than $250,000 over the multi-year lease term. The lease agreements include specific increasing rent expense liabilities from the Company to the lessor, or at least one rental payment allocable to the use of property during a calendar year that is to be paid after the close of the calendar year to which such payment is allocable. The lease agreements provide for a specific amount of fixed rent as described in Treasury Regulation Section 1.467-1(c)(2)(ii)(A) for which the taxpayer becomes liable to the lessor on account of the use of the property during the lease periods. Under the original method of accounting, the Company deducted rent expense for lease agreements by ratably deducting the total rent payments over the term of the lease. Under the new method of accounting, the Company deducts lease agreement payments in accordance with the rent allocation method described in Treasury Regulation Section 1.467-1(d)(2)(iii).
Tenant allowance - The Company changed its method of accounting for tenant allowances received by the Company from its landlords for leased office space. Under the various lease agreements, a landlord provided cash to the Company to be used for various types of expenditures. The items changed were reimbursed expenditures, including leasehold improvements, office furniture and fixtures, moving expenses and telecommunication expenses (referred to as the tenant allowance). Under the original method of accounting, the Company recognized the tenant allowance as income ratably over the term of the lease. Under the new method of accounting, the Company recognizes the portion of the tenant allowance not used for landlord property as gross income in accordance with Section 451 of the Internal Revenue Code when the tenant allowance amount is fixed and determinable. Based on the facts and agreements of any future lease agreements, the Company excludes from income any tenant allowance received from the landlord where the landlord has the benefits and burdens of ownership of Section 1250 property related to tenant allowances. However, if such lease agreements do not result in landlord owned Section 1250 improvements for federal income tax purposes, then the Company continues to include tenant allowance amounts when fixed and determinable.
The Company received the consent of the Internal Revenue Service for all of the above requested changes in tax accounting methods during 2017 and reflected these changes in their 2016 tax return. In accordance with Section 481 of the Internal Revenue Code, in computing the taxpayer’s taxable income for any taxable year if such computation is under a method of accounting different from the method under which the taxpayer’s taxable income for the preceding year was computed, then there will be taken into account those adjustments which are

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determined to be necessary solely by reason of the change in order to prevent amounts from being duplicated or omitted. The resulting Section 481(a) adjustment that accompanied the Company’s method changes was an overall deduction which resulted in the Company being in a net operating loss for tax purposes in tax year 2016.
12.     Please tell us about the nature of the income tax receivable true-ups of $2.5 million and the return to provision adjustments of ($1.0) million in 2016. Please also tell us the factors that resulted in the true-ups and adjustments in 2016.
In connection with the changes in the methods of tax accounting discussed in question 11 above, the Company engaged a third party to review all cumulative deferred tax items and income tax payables on a liability approach and to review all tax methods. This review resulted in the $2.5 million true-up to the balance sheet that was recorded during 2016. This true-up restores the cumulative tax balance sheet items to their appropriate amounts using a liability approach in accordance with ASC 740-10-10 and ASC 740-10-25. The return to provision adjustment of ($1.0) million relates to differences in current tax expense as of the 2015 year-end financial statements and income tax expense determined as of the 2015 tax return, which was extended and filed in September 2016. Most of the differences relate to estimation of low-income housing tax credits. During the calculation of the income tax provision, the low-income housing tax credits were estimated based on prior year amounts received on its Schedule K-1s. Subsequent to the initial estimations, the final Schedule K-1s were received and the actual amounts of the tax credits were taken on the filed tax return.
Upon discovering the adjustments needed for $2.5 million and ($1.0) million, the Company reviewed adjustments to determine the impact magnitude on prior periods. A significant portion of both adjustments were related to 2014 and 2015 financial statements. Under Staff Accounting Bulletin 108, the Company evaluated the impact of the adjustments for both 2014 and 2015 and determined that the consolidated financial statements and footnotes were materially correct in both years, as originally presented. Additionally, the Company evaluated what impact the adjustments would have when taken as a whole through the 2016 consolidated financial statements and determined the impact was not material to 2016. Given the Company’s determination that the consolidated financial statements for no one year were misstated by a material amount, the Company believes, and its auditors concurred, that the most appropriate approach was to recognize the impact of the adjustments during 2016.
Note 13 - Stock and Incentive Compensation Plans, page F-34

13.     You disclose that you recognize compensation for stock option grants based on the grant date fair value. Please disclose the method and the assumptions used to determine the grant date fair value of your stock option grants. Please refer to ASC 718-10-50.

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Note 13 to the consolidated financial statements included in the Revised DRS has been updated to include disclosure with respect to the method and assumptions that would be used to determine grant date fair value of its stock option grants. However, no determinations were made with respect to grant date fair value during the periods presented in the consolidated financial statements included in the Revised DRS because no stock option grants were made during those periods.
Please do not hesitate to contact us if you have any questions concerning any aspect of the Revised DRS or if we may be of further assistance. You can reach me directly at (512) 583-5909 and John Wilson at (512) 583-5923. We appreciate your prompt attention to this matter.

Very truly yours,

Geoffrey S. Kay
Enclosure

cc:	Drake D. Mills
Michael Reed, Esq.
Derek McGee, Esq.